SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                  --------------------------------------------


                                    FORM 11-K

|X| Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1997

|_| Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 0-18886

         A.       HS Resources, Inc. Profit Sharing Plan

                           and

                  HS Resources, Inc. Employee Investment 401(k) Plan

         B.       HS Resources, Inc.
                  One Maritime Plaza, 15th Floor
                  San Francisco, CA 94111

                     HS RESOURCES, INC. PROFIT-SHARING PLAN

                        FINANCIAL STATEMENTS AND SCHEDULE
                        AS OF DECEMBER 31, 1997 AND 1996
                       TOGETHER WITH REPORT OF INDEPENDENT
                               PUBLIC ACCOUNTANTS

                               HS RESOURCES, INC.

                               PROFIT-SHARING PLAN


                                      INDEX

                                                                         PAGE(S)


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                      4

FINANCIAL STATEMENTS:
    Statement of Net Assets Available for Benefits with Fund Information
       as of December 31, 1997                                                5

    Statement of Net Assets Available for Benefits with Fund Information
       as of December 31, 1996                                                6

    Statement of Changes in Net Assets Available for Benefits with Fund
       Information for the Year Ended December 31, 1997                       7

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE                                  8-13

SCHEDULE SUPPORTING FINANCIAL STATEMENTS:
    Schedule I-Item 27(a)--Schedule of Assets Held for Investment Purposes
       as of December 31, 1997                                               14

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
      HS Resources, Inc. Profit-Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of HS RESOURCES, INC. PROFIT-SHARING PLAN (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Denver, Colorado,
    June 22, 1998.

                               HS RESOURCES, INC.

                               PROFIT-SHARING PLAN


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997



                                                     Participant-Directed
                ----------------------------------------------------------------------------------------
                                            Bal-                                                          Cash
                Money              Conser-  anced    Con-                                          HSR    and      Loans
                 Market    GIC     vative   Value    serva-                     Inter-   Emerg-  Common   Cash      to
                 Port-    Port-     Bond    Port-     tive    Value    Growth   national  ing    Stock   Equiva-   Parti-
                 folio    folio     Fund    folio    Equity   Equity   Value    Equity   Growth   Fund    lents    cipants   Total
                 ------   ------   ------   ------   ------   -------  ------   ------   ------  -------  -----    -------   -------


ASSETS:
 Investments-
  Investments in
   HS Resources,
   Inc. Master
   Trust (Note
   5)           $31,108  $10,080  $15,006  $36,664  $94,187  $147,058  $50,551  $22,669  $91,843 $159,623 $3,891  $  -     $662,680
  Loans to
   participants    -        -        -        -        -         -        -        -        -        -        -    11,364    11,364
                 ------   ------   ------   ------   ------   -------   ------   ------   ------  -------  -----   ------   -------
    Total
     investments 31,108   10,080   15,006   36,664   94,187   147,058   50,551   22,669   91,843  159,623  3,891   11,364   674,044
                 ------   ------   ------   ------   ------   -------   ------   ------   ------  -------  -----   ------   -------
NET ASSETS
    AVAILABLE
    FOR
    BENEFITS    $31,108  $10,080  $15,006  $36,664  $94,187  $147,058  $50,551  $22,669  $91,843 $159,623 $3,891  $11,364  $674,044
                 ======   ======   ======   ======   ======   =======   ======   ======   ======  =======  =====   ======   =======


The accompanying notes to financial statements are an integral part of this statement.

                               HS RESOURCES, INC.

                               PROFIT-SHARING PLAN


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1996


                                                     Participant-Directed
                -----------------------------------------------------------------------------------------
                                             Bal-                                                          Cash
                Money              Conser-  anced                                                  HSR     and     Loans
                Market     GIC     vative   Value   Conserva-                  Inter-    Emerg-   Common   Cash      to
                 Port-    Port-     Bond    Port-     tive    Value   Growth   national   ing     Stock   Equiva-  Parti-
                 folio    folio     Fund    folio    Equity   Equity   Value    Equity   Growth    Fund    lents   cipants   Total
                -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------

ASSETS:
 Investments-
  Investments in
   HS Resources,
   Inc. Master
   Trust (Note
   5)           $29,203  $8,971   $13,398  $35,840  $99,087  $93,484  $42,886  $35,886  $133,066 $199,524 $3,470   $  -     $694,815
  Loans to
   participants    -       -         -        -        -        -        -        -         -        -      -       10,544    10,544
                 ------   -----    ------   ------   ------   -------- ------   ------   -------  -------  -----    ------   -------
    Total
     investments 29,203   8,971    13,398   35,840   99,087   93,484   42,886   35,886   133,066  199,524  3,470    10,544   705,359
                 ------   -----    ------   ------   ------   ------   ------   ------   -------  -------  -----    ------   -------
NET ASSETS
 AVAILABLE FOR
 BENEFITS       $29,203  $8,971   $13,398  $35,840  $99,087  $93,484  $42,886  $35,886  $133,066 $199,524 $3,470   $10,544  $705,359
                 ======   =====    ======   ======   ======   ======   ======   ======   =======  =======  =====    ======   =======


The accompanying notes to financial statements are an integral part of this statement.

                               HS RESOURCES, INC.

                               PROFIT-SHARING PLAN


 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                     Participant-Directed
                ------------------------------------------------------------------------------------
                                         Bal-                                                         Cash
                 Money          Conser-  anced   Con-                                         HSR     and     Loans
                 Market  GIC    vative   Value   serva-                   Inter-    Emerg-   Common   Cash      to
                 Port-   Port-   Bond    Port-   tive     Value   Growth  national   ing     Stock   Equiva-  Parti-
                 folio   folio   Fund    folio   Equity   Equity   Value   Equity   Growth    Fund    lents   cipants   Total
                ------- ------- ------- ------- -------- -------- ------- -------- -------- -------- ------- -------- --------

ADDITIONS TO
NET ASSETS
ATTRIBUTED
TO:
Investment
 income
 Net invest-
  ment income
  (loss) from
  HS Resources,
  Inc. Master
  Trust
  (Note 5)      $ 1,509  $  558   $ 769 $ 5,780 $ 30,541 $ 35,864 $ 9,264 $  2,483 $ 19,150 $(35,506) $  849  $   -    $  71,261
 Interest on
  participant
  loans             -        -       -       -        -        -       -        -        -        -       -     1,547      1,547
                 ------  ------  ------  ------  -------  -------  ------  -------  -------  -------   -----   ------   --------
Total additions
 (deductions)     1,509     558     769   5,780   30,541   35,864   9,264    2,483   19,150  (35,506)    849    1,547     72,808
                 ------  ------  ------  ------  -------  -------  ------  -------  -------  -------   -----   ------   --------
DEDUCTIONS FROM
 NET ASSETS
 ATTRIBUTED
 TO:
  Distributions
   to employees     (14)    -    (1,642) (6,328) (38,904)     -    (1,955) (18,283) (33,548)  (3,274)   (175)     -     (104,123)
                 ------  ------  ------  ------  -------  -------  ------  -------  -------  -------   -----   ------   --------
NET INCREASE
 (DECREASE)       1,495     558    (873)   (548)  (8,363)  35,864   7,309  (15,800) (14,398) (38,780)    674    1,547    (31,315)

NET TRANSFERS
 BETWEEN FUNDS      410     551   2,481   1,372    3,463   17,710     356    2,583  (26,825)  (1,121)   (253)    (727)      -

NET ASSETS
 AVAILABLE FOR
 BENEFITS:
  Beginning of
   period        29,203   8,971  13,398  35,840   99,087   93,484  42,886   35,886  133,066  199,524   3,470   10,544    705,359
                 ------  ------  ------  ------  -------  -------  ------  -------  -------  -------   -----   ------   --------
  End of period $31,108 $10,080 $15,006 $36,664  $94,187 $147,058 $50,551  $22,669  $91,843 $159,623  $3,891  $11,364   $674,044
                 ======  ======  ======  ======   ======  =======  ======   ======   ======  =======   =====   ======    =======


The accompanying notes to financial statements are an integral part of this statement.

                               HS RESOURCES, INC.

                               PROFIT-SHARING PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1997 AND 1996



(1)    DESCRIPTION OF PLAN

Effective June 30, 1989, HS Resources, Inc. (the "Company") established the HS Resources, Inc. Employee Investment Plan, which was amended and restated effective as of that date, and renamed the HS Resources, Inc. Profit-Sharing Plan (the "Plan"). The following description of the Plan provides only general information. Participants and all others should refer to the Plan Agreement for a more complete description of the Plan's provisions.

       GENERAL

The Plan is a defined contribution plan covering all employees of the Company who have completed one year of service consisting of at least 1,000 hours of service. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code ("IRC") for the benefit of eligible employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

       CONTRIBUTIONS

The Company may make a discretionary profit-sharing contribution each year to the Plan. The profit-sharing contribution is allocated to each participant's account based on an allocation formula, as defined in the Plan Agreement. There was no Company profit-sharing contribution for the Plan year ended December 31, 1997. Participants must be employed from the first day to the last day of a Plan year in order to be eligible to receive a contribution. Total annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined by the IRC.

       PARTICIPANT ACCOUNTS

Participant accounts are credited with Company profit-sharing contributions, allocations of Plan earnings or losses, and allocations of forfeitures.

       INVESTMENT OPTIONS

Participants are offered ten investment options in which they may invest as follows:

o Money Market Portfolio--Seeks to provide liquidity, stability of principal and current income by investing in U.S. government securities, certificates of deposit, bankers acceptances, and commercial paper.

o GIC Portfolio--Seeks to provide stability of principal, liquidity, and current income by investing in a wide range of guaranteed investment and bank investment contracts.

o Conservative Bond Fund--Seeks to preserve capital, maintain market liquidity and achieve a total return in excess of investment benchmarks without assuming undue risk by investing in a diversified range of bonds and other fixed-income securities.

o Balanced Value Portfolio--Seeks long-term capital growth through investment in both stocks and bonds.

o Conservative Equity--Seeks long-term capital growth and income through investment in value-oriented, income producing stocks.

o Value Equity--Seeks long-term capital growth and income through investment in value-orientated stocks.

o    Growth Value--Seeks long-term capital growth through investment in stocks.

o International Equity--Seeks capital growth through investment in securities of foreign (non-U.S.) companies in maturing and emerging economies.

o Emerging Growth--Seeks investment in stocks of companies that have the potential for above-average growth.

o HSR Common Stock Fund--Investment in the common stock, $.001 par value, of HS Resources, Inc.

Participants may invest their accounts in one or more of the above funds in whole percent increments. On the first day of any calendar month, participants may change the investment direction of their funds, with fourteen days advance written notice to the Plan Administrator.

       VESTING

Vesting in the Company profit-sharing contribution is based on years of service. This contribution shall be fully vested and non-forfeitable upon and after attaining the Plan's normal retirement age (age 65), death, or disability. If termination occurs for any reason other than these events, the participant vests as follows:

              Years of Service                    Vested Percentage
              ----------------                    -----------------
              Less than 1 year                            0%
              1 year                                      0%
              2 years                                    20%
              3 years                                    40%
              4 years                                    66 2/3%
              5 years                                   100%


       FORFEITURES

When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account represents a forfeiture, as defined by the Plan. Forfeitures are reallocated among the profit-sharing contribution accounts of participants at the end of the Plan year in which the forfeiture occurred. However, if the participant is reemployed within six years and fulfills certain requirements, as defined by the Plan Agreement, the participant's account will be restored. Total forfeitures during the Plan year ended December 31, 1997 were approximately $2,400, which will be reallocated to participants in 1998.

       PAYMENTS OF BENEFITS

A participant's entire interest in the Plan is payable upon attaining normal retirement age (age 65), death or becoming disabled, as defined. Upon termination of service, a participant's vested interest in the Plan is payable. Participants' benefits are payable in a lump sum, installments or a combination thereof. In addition, hardship distributions are permitted if certain criteria are met.

Benefits for retired and/or terminated employees who had not received their full payment for their vested benefits, but had requested payment prior to yearend were immaterial for the years ended December 31, 1997 and 1996. These amounts are included as a component of net assets available for plan benefits in the accompanying financial statements. These vested benefits will be distributed in accordance with the Plan Agreement.

       PARTICIPANT LOANS

In accordance with the Plan Agreement, participants may borrow funds from the Plan. Borrowings cannot exceed the lesser of $50,000 or 50% of the participant's vested account. Loans are secured by the participant's account and bear an interest rate of prime plus 2% on the date the loan is approved. Such loans are evidenced by promissory notes.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

The accompanying financial statements have been prepared using the accrual method of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the financial statements and disclosures. Actual results could differ from these estimates.

       INVESTMENT VALUATION

The Plan's investments are stated at fair value which is determined by PaineWebber Trust Company (the "Trustee") based on current market prices. The GIC Portfolio is a pooled trust which invests in guaranteed investment contracts. The contracts are carried in the pooled trust fund's audited financial statements at cost plus accrued income, which approximates fair market value. The investment in the pooled trust fund in the accompanying financial statements is valued at the Plan's proportionate interest in the fund as of the financial statement date. This portfolio was determined to be fully benefit-responsive. The crediting interest rate changes daily. The average yield for the year ended December 31, 1997 was 6.65%. The crediting interest rate as of December 31, 1997 and 1996 was 6.65%. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis.

       PAYMENT OF BENEFITS

Benefits are recorded when paid.

       PLAN EXPENSES

The Plan pays all investment management fees (see Note 6). The Company pays all other costs and expenses of maintaining the Plan.

(3)    INCOME TAXES

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated March 28, 1991, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

(4)    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and dispose of the net assets in accordance with the provisions of ERISA. Participants would be fully vested in their accounts upon termination of the Plan.

(5)   INTEREST IN HS RESOURCES, INC. MASTER TRUST

Most of the Plan's investments are in the HS Resources, Inc. Master Trust ("Master Trust") which was established for the investment of assets of the Plan and the HS Resources, Inc. Employee Investment 401(k) Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 1997 and 1996, the Plan's interest in the net assets of the Master Trust was approximately 11% and 14%, respectively. Investment income or loss, net of expenses, relating to the Master Trust is allocated to the individual plans based upon average monthly balances invested by each plan.

The following table presents the fair values of investments for the Master
Trust:

                                                             December 31,
                                                             (unaudited)
                                                    ----------------------------
                                                         1997             1996
                                                    ------------    ------------
         Investments at fair value:
             Cash and cash equivalents                $   24,856      $   78,464
             Pooled trusts                             4,776,472       3,946,376
             Employer stock                            1,083,841         843,427
                                                       ---------       ---------
                                                      $5,885,169      $4,868,267


Net investment income for the Master Trust is as follows:

                                                  Year Ended
                                                 December 31,
                                                     1997
                                                  (unaudited)
                                                 -------------
         Interest income                           $  1,014
         Income from pooled trusts                  935,713
         Loss from employer stock                   (53,947)
                                                    -------
                                                   $882,780
                                                    =======

(6)    RELATED PARTY TRANSACTIONS

Certain Plan investments are units of pooled trust funds managed by the Trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust for the investment management services amounted to $64,500 for the year ended December 31, 1997. Certain Plan investments are also shares of the Company stock.

(7)     RISKS AND UNCERTAINTIES

The Plan provides for various investments in pooled accounts and Company common stock. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, including the Company's common stock, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of changes in net assets available for benefits.

                                                                     SCHEDULE I

                               HS RESOURCES, INC.

                              PROFIT-SHARING PLAN

        ITEM 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (a)

                            AS OF DECEMBER 31, 1997


                  Identity of Party Involved/               Historical  Current
                  Description of Investments                   Cost      Value
-----------------------------------------------------       ----------  -------
Loans to participants (interest rates ranging from
   8.75% to 10.75%)                                          $11,364    $11,364
                                                              ======     ======


(a) All investments in the Master Trust are properly excluded from this schedule.


                 The accompanying notes to financial statements
                     are an integral part of this schedule.

                           HS RESOURCES, INC. EMPLOYEE
                             INVESTMENT 401(k) PLAN

                        FINANCIAL STATEMENTS AND SCHEDULE
                        AS OF DECEMBER 31, 1997 AND 1996
                       TOGETHER WITH REPORT OF INDEPENDENT
                               PUBLIC ACCOUNTANTS

                               HS RESOURCES, INC.

                         EMPLOYEE INVESTMENT 401(k) PLAN


                                      INDEX


                                                                         PAGE(S)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                   17

FINANCIAL STATEMENTS:
   Statement of Net Assets Available for Benefits
     with Fund Information as of December 31, 1997                         18

   Statement of Net Assets Available for Benefits
     with Fund Information as of December 31, 1996                         19

   Statement of Changes in Net Assets Available for
     Benefits with Fund Information for the Year
     Ended December 31, 1997                                               20

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE                              21-25

SCHEDULE SUPPORTING FINANCIAL STATEMENTS:
   Schedule I-Item 27(a)--Schedule of Assets Held for
     Investment Purposes as of December 31, 1997                           26

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
      HS Resources, Inc. Employee Investment 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of HS RESOURCES, INC. EMPLOYEE INVESTMENT 401(k) PLAN (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Denver, Colorado,
    June 22, 1998.

                                      -17

                               HS RESOURCES, INC.


                         EMPLOYEE INVESTMENT 401(k) PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997

                                                 Participant-Directed
            -------------------------------------------------------------------------------------------
                                        Bal-                                                              Cash
             Money           Conser-   anced    Con-                                            HSR        and    Loans
             Market   GIC    vative    Value   serva-                       Inter-   Emerg-    Common     Cash     to
             Port-   Port-    Bond     Port-    tive     Value     Growth  national   ing      Stock     Equiva- Parti-
             folio   folio    Fund     folio   Equity    Equity     Value   Equity   Growth     Fund      lents  cipants    Total
            -------  ------  -------  -------  -------  ---------  -------  -------  -------  ---------  ------  -------  ---------

ASSETS:
 Investments-
  Investments
  in HS
  Resources,
  Inc.
  Master
  Trust
  (Note 5) $280,208 $88,405 $159,420 $524,244 $870,893 $1,005,830 $484,303 $147,527 $716,476 $  924,218 $20,965 $    -   $5,222,489
 Loans to
  partici-
  pants         -       -        -        -        -          -        -        -        -          -       -    149,838    149,838
            -------  ------  -------  -------  -------  ---------  -------  -------  -------  ---------  ------  -------  ---------
   Total
    invest-
    ments   280,208  88,405  159,420  524,244  870,893  1,005,830  484,303  147,527  716,476    924,218  20,965  149,838  5,372,327
            -------  ------  -------  -------  -------  ---------  -------  -------  -------  ---------  ------  -------  ---------
 Receiva-
 bles-
  Employee      -       -        -        -        167        167      167      -        167        -       -        -          668
  Employer      -       -        -        -        -          -        -        -        -      589,498  40,000      -      629,498
  Other-        -       -        -        -        -          -        -        -        -        4,175      71      -        4,246
            -------  ------  -------  -------  -------  ---------  -------  -------  -------  ---------  ------  -------  ---------
   Total
    receiv-
    ables       -       -        -        -        167        167      167      -        167    593,673  40,071      -      634,412
            -------  ------  -------  -------  -------  ---------  -------  -------  -------  ---------  ------  -------  ---------

NET ASSETS
 AVAILABLE
 FOR
 BENEFITS  $280,208 $88,405 $159,420 $524,244 $871,060 $1,005,997 $484,470 $147,527 $716,643 $1,517,891 $61,036 $149,838 $6,006,739
            =======  ======  =======  =======  =======  =========  =======  =======  =======  =========  ======  =======  =========


The accompanying notes to financial statements are an integral part of this statement.

                               HS RESOURCES, INC.


                         EMPLOYEE INVESTMENT 401(k) PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1996


                                                     Participant-Directed
               ----------------------------------------------------------------------------------------
                                         Bal-                                                             Cash
               Money            Conser-  anced     Con-                                         HSR       and     Loans
               Market   GIC     vative   Value    serva-                     Inter-   Emerg-   Common     Cash      to
               Port-   Port-     Bond    Port-     tive    Value   Growth   national   ing     Stock     Equiva-  Parti-
               folio   folio     Fund    folio    Equity   Equity   Value    Equity   Growth    Fund      lents   cipants   Total
              -------  ------  -------  -------  -------  -------  -------  -------  -------  ---------  -------  ------  ---------

ASSETS:
 Investments-
   Investments
    in HS
    Resources,
    Inc. Master
    Trust
    (Note 5) $250,364 $46,473 $126,245 $530,248 $669,104 $526,538 $325,563 $230,390 $749,630 $  643,903 $ 74,994 $  -    $4,173,452
   Loans to
    partici-
    pants        -       -        -        -        -        -        -        -        -          -        -     55,528     55,528
              -------  ------  -------  -------  -------  -------  -------  -------  -------  ---------  -------  ------  ---------
     Total
      invest-
      ments   250,364  46,473  126,245  530,248  669,104  526,538  325,563  230,390  749,630    643,903   74,994  55,528  4,228,980
              -------  ------  -------  -------  -------  -------  -------  -------  -------  ---------  -------  ------  ---------
 Receivables-
  Employer       -       -        -        -        -        -        -        -        -       457,276   40,000    -       497,276
  Other-         -       -        -        -        -        -        -        -        -         4,175       71    -         4,246
              -------  ------  -------  -------  -------  -------  -------  -------  -------  ---------  -------  ------  ---------
    Total
    receiv-
    ables        -       -        -        -        -        -        -        -        -       461,451   40,071    -       501,522
              -------  ------  -------  -------  -------  -------  -------  -------  -------  ---------  -------  ------  ---------

NET ASSETS
 AVAILABLE
 FOR
 BENEFITS    $250,364 $46,473 $126,245 $530,248 $669,104 $526,538 $325,563 $230,390 $749,630 $1,105,354 $115,065 $55,528 $4,730,502
              =======  ======  =======  =======  =======  =======  =======  =======  =======  =========  =======  ======  =========



The accompanying notes to financial statements are an integral part of this statement.

                               HS RESOURCES, INC.


                         EMPLOYEE INVESTMENT 401(k) PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                Participant-Directed
           -------------------------------------------------------------------------------------------
                                     Bal-                                                                Cash
            Money           Conser-  anced                                                     HSR       and     Loans
            Market    GIC   vative   Value   Conserva-                      Inter-  Emerg-    Common     Cash      to
            Port-    Port-   Bond    Port-     tive     Value     Growth   national  ing      Stock     Equiva-  Parti-
            folio    folio   Fund    folio    Equity    Equity     Value    Equity  Growth     Fund      lents   cipants    Total
           -------  ------  -------  -------  -------  ---------  -------  -------  -------  ---------  -------  -------  ---------
ADDITIONS TO
NET ASSETS
ATTRIBUTED TO:
 Investment
  income-
   Net invest-
    ment income
    (loss) from
    HS Resources,
    Inc. Master
    Trust
    (Note
    5)    $ 13,104 $ 4,268 $  8,322 $ 96,784 $250,256 $  233,548 $ 85,783 $  6,160 $131,570 $  (18,441)$    165 $   -    $  811,519
   Interest
   on
   partici-
   pant
   loans      -       -        -        -        -          -        -        -        -          -        -       9,266      9,266

CONTRIBU-
TIONS:
 Employee   17,698  29,525   36,915   68,603   81,414    107,842   72,649   41,732  115,269     20,019     -        -       591,666
 Employer     -       -        -        -        -          -        -        -        -       549,498     -        -       549,498
 Rollover     -        594     -       5,499    5,671     32,748   24,669     -      15,160      2,550     -        -        86,891
           -------  ------  -------  -------  -------  ---------  -------  -------  -------  ---------  -------  -------  ---------
   Total
   addi-
   tions    30,802  34,387   45,237  170,886  337,341    374,138  183,101  47,892   261,999    553,626      165   9,266    2,048,840
           -------  ------  -------  -------  -------  ---------  -------  -------  -------    -------  -------   ------   --------

DEDUCTIONS
 FROM NET
 ASSETS
 ATTRIBUTED TO:
   Distri-
   butions
   to em-
   ployees  (8,235) (1,595) (12,575)(213,738)(223,353)   (22,366) (31,039) (92,401) (86,028)   (78,717)    (151)  (2,405)  (772,603)
           -------  ------  -------  -------  -------  ---------  -------  -------  -------  ---------  -------  -------  ---------

NET INCREASE
 (DE-
 CREASE)    22,567  32,792   32,662  (42,852) 113,988    351,772  152,062  (44,509) 175,971    474,909       14    6,861  1,276,237

NET TRANSFERS
 BETWEEN
 FUNDS       7,277   9,140      513   36,848   87,968    127,687    6,845  (38,354)(208,958)   (62,372) (54,043)  87,449       -

NET ASSETS
 AVAILABLE
 FOR
 BENEFITS:
   Beginning
   of
   period  250,364  46,473  126,245  530,248  669,104    526,538  325,563  230,390  749,630  1,105,354  115,065   55,528  4,730,502
           -------  ------  -------  -------  -------  ---------  -------  -------  -------  ---------  -------  -------  ---------
   End of
   period $280,208 $88,405 $159,420 $524,244 $871,060 $1,005,997 $484,470 $147,527 $716,643 $1,517,891 $ 61,036 $149,838 $6,006,739
           =======  ======  =======  =======  =======  =========  =======  =======  =======  =========  =======  =======  =========

The accompanying notes to financial statements are an integral part of this statement.

               HS RESOURCES, INC. EMPLOYEE INVESTMENT 401(k) PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1997 AND 1996


(1)    DESCRIPTION OF PLAN

Effective July 1, 1990, HS Resources, Inc. (the "Company") established the HS Resources, Inc. Employee Investment 401(k) Plan (the "Plan").

The following description of the Plan provides only general information. Participants and all others should refer to the Plan Agreement for a more complete description of the Plan's provisions.

       GENERAL

The Plan is a defined contribution plan covering all employees of the Company who have completed one year of service consisting of at least 1,000 hours of service. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

       CONTRIBUTIONS

Participants can contribute on a pre-tax basis, as permitted by Section 401(k) of the IRC, an amount from 1% to 10% of their compensation as defined by the Plan, limited by the requirements of the IRC. Employees may contribute rollover contributions from another qualified plan. Participants may also contribute after-tax amounts from 1% to 5% of compensation to the Plan.

Each Plan year, the Company may, at its sole discretion, contribute a matching contribution. Participants must be continuously employed from the first day to the last day of the Plan year to be eligible to receive matching contributions. For the Plan year ended December 31, 1997, the Company matched 100% of employees' elective deferrals up to 10% of compensation.

Each Plan year, the Company may, at its discretion, contribute an additional qualified non-elective contribution ("QNEC") to the Plan. Allocations of QNECs are made in the proportion that a participant's compensation bears to the compensation of the eligible non-highly compensated participants for the portion of the Plan year in which they were participants. The Company did not make a QNEC for the Plan year ended December 31, 1997.

The annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined by the IRC.

       PARTICIPANT ACCOUNTS

Participant accounts are credited with participant elective contributions, matching Company contributions, QNEC contributions and Plan earnings or losses.

       INVESTMENT OPTIONS

Participants are offered ten investment options in which they may invest as follows:

o Money Market Portfolio--Seeks to provide liquidity, stability of principal and current income by investing in U.S. government securities, certificates of deposits, bankers acceptances, and commercial paper.

o GIC Portfolio--Seeks to provide stability of principal, liquidity, and current income by investing in a wide range of guaranteed investment and bank investment contracts.

o Conservative Bond Fund--Seeks to preserve capital, maintain market liquidity and achieve a total return in excess of investment benchmarks without assuming undue risk by investing in a diversified range of bonds and other fixed-income securities.

o Balanced Value Portfolio--Seeks long-term capital growth through investment in both stocks and bonds.

o Conservative Equity--Seeks long-term capital growth and income through investment in value-oriented, income producing stocks.

o Value Equity--Seeks long-term capital growth and income through investment in value-orientated stocks.

o    Growth Value--Seeks long-term capital growth through investment in stocks.

o International Equity--Seeks capital growth through investment in securities of foreign (non-U.S.) companies in maturing and emerging economies.

o Emerging Growth--Seeks investment in stocks of companies that have the potential for above-average growth.

o HSR Common Stock Fund--Investment in the common stock, $.001 par value, of HS Resources, Inc.

Participants may invest their accounts in one or more of the above funds in whole percent increments. On the first day of any calendar month, participants may change the investment direction of their funds, with fourteen days advance written notice to the Plan Administrator.

       VESTING

Participants are immediately fully vested in their elective contributions, Company matching contributions and QNECs to the Plan.

       PAYMENTS OF BENEFITS

A participant's entire interest in the Plan is payable upon attaining normal retirement age (age 65), death, or becoming disabled, as defined. Upon termination of service, a participant's vested interest in the Plan is payable. Participant benefits are payable in a lump sum, installments or a combination thereof. In addition, hardship distributions are permitted if certain criteria are met.

Benefits for retired and/or terminated employees who had not received their full payment for their vested benefits, but had requested payment prior to yearend, were immaterial for the year ended December 31, 1997. Amounts for the year ended December 31, 1996 were approximately $109,300. These amounts are included as a component of net assets available for plan benefits in the accompanying financial statements. These vested benefits will be distributed in accordance with the Plan Agreement.

       PARTICIPANT LOANS

In accordance with the Plan Agreement, participants may borrow funds from the Plan. Borrowings cannot exceed the lesser of $50,000 or 50% of the participant's vested account. Loans are secured by the participant's account and bear an interest rate of prime plus 2% on the date the loan is approved. Such loans are evidenced by promissory notes.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

The accompanying financial statements have been prepared using the accrual method of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the financial statements and disclosures. Actual results could differ from these estimates.

       INVESTMENT VALUATION

The Plan's investments are stated at fair value which is determined by PaineWebber Trust Company (the "Trustee") based on current market prices. The GIC Portfolio is a pooled trust which invests in guaranteed investment contracts. The contracts are carried in the pooled trust funds audited financial statements at cost plus accrued income, which approximates fair market value. The investment in the pooled trust fund in the accompanying financial statements is valued at the Plan's proportionate interest in the fund as of the financial statement date. This portfolio was determined to be fully benefit-responsive. The crediting interest rate changes daily. The average yield for the year ended December 31, 1997 was 6.65%. The crediting interest rate as of December 31, 1997 and 1996 was 6.65%. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis.

       PAYMENT OF BENEFITS

Benefits are recorded when paid.

       PLAN EXPENSES

The Plan pays all investment management fees (see Note 6). The Company pays all other costs and expenses of maintaining the Plan.

(3)    INCOME TAXES

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated March 28, 1991, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

(4)    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and dispose of the net assets in accordance with the provisions of ERISA.

(5)    INTEREST IN HS RESOURCES, INC. MASTER TRUST

Most of the Plan's investments are in the HS Resources, Inc. Master Trust ("Master Trust") which was established for the investment of assets of the Plan and the HS Resources, Inc. Profit-Sharing Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 1997 and 1996, the Plan's interest in the net assets of the Master Trust was approximately 89% and 86%, respectively. Investment income or loss, net of expenses, relating to the Master Trust is allocated to the individual plans based upon average monthly balances invested by each plan.

The following table presents the fair values of investments for the Master
Trust:

                                                       December 31,
                                                       (Unaudited)
                                              ---------------------------
                                                   1997          1996
                                              ------------   ------------

       Investments at fair value:
           Cash and cash equivalents           $   24,856     $   78,464
           Pooled trusts                        4,776,472      3,946,376
           Employer stock                       1,083,841        843,427
                                              -----------     ----------
                                               $5,885,169     $4,868,267
                                                =========      =========


Net investment income for the Master Trust is as follows:

                                                  Year Ended
                                                 December 31,
                                                     1997
                                                  (Unaudited)
                                               ---------------

         Interest income                         $   1,014
         Income from pooled trusts                 935,713
         Loss from employer stock                  (53,947)
                                                   -------
                                                  $882,780
                                                   =======


(6)    RELATED PARTY TRANSACTIONS

Certain Plan investments are units of pooled trust funds managed by the Trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust for the investment management services amounted to approximately $64,500 for the year ended December 31, 1997. Certain Plan investments are also shares of the Company stock.

(7)    RISKS AND UNCERTAINTIES

The Plan provides for various investments in pooled accounts and Company common stock. Investments in general, are subject to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, including the Company's common stock, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of changes in net assets available for benefits.

                                                                     SCHEDULE I



                               HS RESOURCES, INC.

                         EMPLOYEE INVESTMENT 401(k) PLAN


         ITEM 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (a)

                             AS OF DECEMBER 31, 1997



        Identity of Party Involved/               Historical      Current
        Description of Investments                  Cost           Value
---------------------------------------          ------------    -----------

Loans to participants (interest rates
ranging from 8.75% to 10.75%)                      $149,838       $149,838
                                                    =======        =======

(a) All investments in the Master Trust are properly excluded from this schedule.


                 The accompanying notes to financial statements
                     are an integral part of this schedule.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, HS Resources, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                          HS RESOURCES, INC. EMPLOYEE INVESTMENT
                                          401(k) PLAN

Date June 26, 1998                        By /s/ Annette M. Montoya
                                             -----------------------------------
                                          Name:  Annette M. Montoya
                                          Title: Vice President-Accounting/HR/OM



                                          HS RESOURCES, INC. PROFIT SHARING PLAN

Date June 26, 1998                        By /s/ Annette M. Montoya
                                             -----------------------------------
                                          Name:  Annette M. Montoya
                                          Title: Vice President-Accounting/HR/OM

                                  EXHIBIT INDEX


     EXHIBIT
     NUMBER        DESCRIPTION OF EXHIBITS

      23.1         Consent of Arthur Andersen LLP